Exhibit 99.1

NICE inContact Launches its CXone Ecosystem Program for
Technology Partners and IT Developers

The new program leverages NICE inContact’s CXone unified cloud platform to create the most extensive set of customer experience solutions in the market

Hoboken, N.J., August 2, 2017 – NICE inContact (Nasdaq:NICE) today announced its new first-class ecosystem program for technology partners and IT developers. This is the most extensive technology ecosystem currently available in the customer experience market, with more than 250 APIs, and will allow NICE inContact customers to benefit from the market’s widest range of cloud customer experience solutions.

The program enables partners to hook into the leading capabilities of the NICE inContact CXone™ platform, an open, cloud native foundation that powers customer experience innovation with Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence. Partners are able to amplify the value of the platform through the development of integrated value-add applications, and the exchange of information and services.

The new program, DEVone, offers partners broad tools and resources to enable them to create new applications on CXone, including:
•	Over 250 already-available APIs, with new ones being published with each release
•	Full, around-the-clock access to extensive, interactive documentation and support
•	Access to a developer community with forums to share knowledge and experiences with other customers, partners and NICE inContact programmers

In addition, CXexchange offers a centralized, state of the art marketplace for developers to market and sell their CXone-based applications. CXexchange, which already hosts over 65 ISV partners, allows NICE and inContact customers to easily access the full list of partner applications, and enables them to:
•	Compare solutions, view product demos, read reviews, and ask questions before contacting a partner
•	Save time in the technology selection process
•	Decrease the time-to-implementation of new functionality

Barak Eilam, CEO, NICE:
“Open technology platforms allow access to vastly more technology capabilities than any one company could provide, at a far lower cost and with much greater scalability. With the launch of DEVone and CXexchange, we have opened our doors to technology partners and developers, inviting them to join the market’s most extensive ecosystem program. The value of this program for our customers and for the market is the creation of tailored cloud customer experience solutions that will help our customers meet their specific needs and business goals.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.